January 3, 2006

VIA EDGAR AND COURIER

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention: Susan Min

RE:	Digital Music Group, Inc.
Amendment No. 2 to Registration Statement on Form S-1 filed December 8, 2005
File No. 333-128687

Ladies and Gentlemen:

On behalf of Digital Music Group, Inc. (“DMG” or the “Company”), we are responding to the letter of the staff (the “Staff”) of the Securities and Exchange Commission dated December 27, 2005 relating to Amendment No. 2 to the registration statement (the “Registration Statement”) on Form S-1 filed by the Company on December 8, 2005. DMG is submitting for filing Amendment No. 3 to the Registration Statement concurrent with the mailing of this response letter to you, five marked copies of which are provided herewith for your reference. All page numbers below refer to the Registration Statement, as amended. Further, for the Staff’s convenience, we have repeated the Staff’s comments below in italic face type before each of our responses.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 18

1.	Please refer to prior comment 11 from our letter dated November 30, 2005. Tell us what consideration you gave to the accounting and disclosure provisions of the AICPA Practice Aid “Valuation of Privately-Held-Company Equity Securities Issued as Compensation” (the “Practice Aid”). Please refer to paragraphs 179 – 182 of the Practice Aid for additional recommended disclosures in an IPO.

DMG respectfully advises the Staff that it has reviewed the Practice Aid and confirms that Digital Musicworks International, Inc. (“DMI”) used the recent price paid by DMI’s third party equity investors in a convertible preferred stock financing, in addition to the factors described in DMG’s letter to the Staff dated December 8, 2005, to determine the fair value of its common shares for purposes of setting the fair value of its common stock in connection with certain options granted in October and November 2005. DMI did not use a contemporaneous valuation performed by a valuation specialist because of the recent third party sales of equity securities. The significant factors, assumptions and methodologies used in determining fair value are referred to above, and include preferences of the DMI Series B convertible preferred stock and the fact that the common shares resultantly had zero liquidation value. DMI is an independent private company and is not the registrant in the offering, or controlled by the registrant prior to the closing of the merger of DMI and DMG concurrently with the closing of the DMG IPO. Further, the convertible preferred stock of DMI is not automatically converted on the DMG IPO, as would be the case if DMI was the registrant. At the DMG midpoint offering price, the holders of DMI Series B preferred stock will receive more of the DMG shares issuable in the merger if they are not converted to common

Hayden Bergman, Professional Corporation

January 3, 2006

stock since they are entitled to a preferential return of their original investment and participation rights for up to an additional two times their original investment. At the DMG midpoint offering price of $9.00 per share, the exchange ratio for the DMI Series B convertible preferred stock is 0.087333, compared to 0.068053 for the Series A convertible preferred stock and common stock. The significant factors contributing to the difference between the DMI valuation and the DMG midpoint of the offering price is discussed below in response to comment 2.

The total DMI compensation expense using the Black-Scholes fair value model for the October and November 2005 option grants is approximately $28,000 ($1,750 per quarter) recognized over the vesting period. If the fair value of the options was calculated using the assumed midpoint of the DMG IPO offering price (on a proportional as-converted to DMI basis), the additional compensation expense would be approximately $50,000 ($3,125 per quarter), charged to income over the option vesting period, which is not material.

While management continues to believe the options granted by DMI subsequent to September 30, 2005 represents an insignificant event in the ordinary course of continuing operations and is not material, the Company has revised DMI’s Management’s Discussion and Analysis of Financial Condition and Results of Operations on page 23 of the Registration Statement.

Notes to Financial Statements, page F-26

2.	Please refer to prior comment 11 from our letter dated November 30, 2005. For the options issued during October and November 2005, reconcile and explain the differences between the fair values of the underlying common stock at each valuation date, including the difference between the most recent fair value and the midpoint of Digital Music Group’s (“DMG”) IPO offering range. This reconciliation should describe significant intervening events within the company, the share exchange ratios, and changes in assumptions as well as weighting and selection of valuation methodologies employed that explain the changes in the fair value of your common stock up to the filing of DMG’s registration statement.

As stated in DMG’s letter to the Staff dated December 8, 2005, during October and November 2005, DMI issued options to purchase an aggregate of 195,000 shares of DMI common stock, all at an exercise price of $0.21 per share. This was equal, in each instance, to the fair value of a share of DMI common stock at such time, as determined by the Board of Directors of DMI. The midpoint of the IPO offering range is $9.00. Based on this midpoint, the exchange ratio for common shares of DMI into shares of DMG common stock upon the closing of the merger of DMI and DMG concurrently with the closing of the IPO is 0.068053. Therefore, one share of DMG common stock offered in the IPO at the midpoint price of $9.00 should be compared to a value of $0.61 per common share of DMI.

As stated in DMG’s letter to the Staff dated December 8, 2005 and further discussed above in response to comment 1, the fair value of $0.21 per common share of DMI was determined primarily based upon the recent price paid by DMI’s third party equity investors in a convertible preferred stock financing. The difference of $0.40 between the option exercise prices of $0.21 at the time of grant compared to the as-converted DMG value per share of $0.61 is reconciled by management as follows:

•	DMI is an independent private company and not the registrant;

Hayden Bergman, Professional Corporation

January 3, 2006

•	DMI will represent only a portion of the assets and revenue of DMG following completion of the merger of DMI and DMG and the acquisition of certain assets of Rio Bravo Entertainment LLC (“Rio Bravo”) by DMG concurrently with the closing of the DMG IPO;

•	The DMI and Rio Bravo acquisitions are subject to certain conditions, including the closing of the DMG IPO;

•	DMG has separate management, including a public company board of directors and enhanced management team;

•	DMG will have the benefit of certain operational synergies;

•	DMG shares of common stock are not subject to any preferences of preferred stock and would have value upon a company liquidation;

•	DMG will be a public company with greater resources and access to the capital markets, and the ability to attract key personnel and additional music content; and

•	The options granted do not have any dilutive effect on future DMG shareholders as the consideration payable by DMG in the merger agreement between DMI and DMG is fixed at 2,250,00 shares of DMG common stock, and the options granted in October and November only impact the allocation of the common shares among the DMI shareholders, where such dilution effect is only 13,270 DMG shares that primarily impacts current lower level employees of DMI.

The October and November 2005 options granted vest over a period of 4 years. The computed fair value of each option share using the Black-Scholes fair value model with a DMI common share valuation of $0.21 and the following assumptions (a) expected life of approximately 6 years, (b) risk-free interest rate of 4.5%, (c) 0% dividend yield, and (d) volatility of 75%, was $0.14. This equates to a total for compensation expense of approximately $28,000 ($1,750 per quarter), which will be recognized over the vesting period. Using the midpoint of the DMG IPO price, which is equivalent to $0.61 per share, the additional notional compensation would be approximately $50,000 ($3,125 per quarter), which is not material.

Inside Front Cover Page

By letter dated November 23, 2005, DMG supplementally provided the Staff with a printer proof of the proposed inside front cover and a CD-ROM containing a PDF document of such artwork. The artwork depicts the Company’s logo on top of a backdrop of album covers for the singles and compilations that are original artworks designed by Digital Musicworks International, Inc., a company that will be acquired by DMG concurrently with the closing of the offering as described in the Registration Statement. The artwork also includes a text box with three bullet points that summarizes DMG’s business as further described in the Registration Statement. The artwork was provided to DMG by Digital Musicworks International, Inc. for purposes of inclusion in the prospectus. DMG has made certain revisions to the order and album covers included in the artwork. Enclosed is a printer proof of the revised inside front cover and a CD-ROM containing a PDF document of such revised artwork.

* * * * *

Hayden Bergman, Professional Corporation

January 3, 2006

Any questions or comments regarding the registration statement should be directed to the undersigned at (415) 692-3311.

Sincerely,

HAYDEN BERGMAN

Professional Corporation

/s/ Kevin K. Rooney

Kevin K. Rooney

Enclosures

cc:	Tangela Richter, Securities and Exchange Commission

Yong Choi, Securities and Exchange Commission

April Sifford, Securities and Exchange Commission

Mitchell Koulouris, Digital Music Group, Inc.

Clifford Haigler, Digital Music Group, Inc.

Phillip Kushner, Greenberg Traurig, LLP